ALSET CAPITAL ACQUISITION CORP.

4800 Montgomery Lane, Suite 210

Bethesda, MD

May 22, 2023

Ms. Nasreen Mohammed and Ms. Angela Lumley

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re:	Alset Capital Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed April 13, 2023
File No. 333-267841

Dear Ms. Mohammed and Ms. Lumley:

On behalf of Alset Capital Acquisition Corp. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on May 12, 2023 regarding the Company’s Registration Statement on Form S-4 which was submitted to the Commission on April 13, 2023.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Annual Report.

Amendment No. 5 to Registration Statement on Form S-4 Timeline of the Business Combination with HWH, page 107

1.	We reissue comment 7 from our letter dated February 28, 2023. Please discuss why additional financing, such as the PIPE, has not been secured to date.

Response: In response to this comment, the Company advises the Staff that it has decided to remove the disclosure of the PIPE financing throughout the S-4, as the Company does not currently have plans to effectuate a PIPE at this time. As such, the discussion in connection with a PIPE financing has been removed throughout.

Alset’s Board of Directors Reasons for the Approval of the Business Combination Board of Directors’ Reasons for Approval of the Business Combination, page 111

2.	We note your revised disclosure in response to comment 3 and reissue our comment. We note your disclosure that Mr. Chan participated in the votes to approve the business combination. Please clarify how Alset’s board considered the conflicts of interest presented by the affiliation between Alset and HWH and the overlapping nature of directors and officers of Alset and HWH in negotiating and recommending the business combination. In this regard, we note that the disclosure you included on page 113 does not address the specific circumstances of this transaction.

Response: In response to this comment, the Company advises the Staff that it has provided additional disclosure on page 113 of the S-4, which discusses how the board considered the conflicts of interests presented by the affiliation between Alset and HWH and the overlapping nature of directors and officers of Alset and HWH in negotiating and recommending the business combination. All parties approving the transaction were aware of the conflict and still believed that it was in the best interests of the parties and recommended holding a Special Meeting of the Company’s stockholders to approve the transaction.

Material U.S. Federal Income Tax Considerations, page 132

3.	We note your revised disclosure in response to comment 4, however it continues to appear that you are required to include the previously-deleted disclosure regarding the tax consequences of the business combination, specifically pursuant to Section 351 of the Code, in this section and in the Risk Factors section. In this regard, we note that Section III.A.2 of Staff Legal Bulletin No. 19 requires opinions on tax matters of registered offerings to be provided where the “tax consequences are material to an investor” and makes clear that a transaction’s tax consequences are “material” if the transaction is tax- free. Per your previous disclosure and in accordance with the typical structure of a business combination such as the one described in the prospectus, it appears that you intend the Business Combination to qualify as a nontaxable transaction under Section 351 of the Code. Along the same lines, your disclosure states that the manner of determining a U.S. Holder’s adjusted tax basis in the shares of Alset that it receives is described in the section “-— U.S. Holders -— The Receipt of Alset Common Stock in the Business Combination,” which you previously deleted. Accordingly, it seems that the previously- deleted disclosure should be re-inserted in order for your tax discussion to be accurate, complete and in accordance with the guidelines set forth in Staff Legal Bulletin No. 19. Please revise.

Response: In response to this comment, the Company advises the Staff that we have revised the disclosure on page 132 of the S-4, which states the Company is uncertain of the tax treatment in connection with this business combination at this time.

4.	To the extent you intend to file a short-form tax opinion as Exhibit 8.1, revise to state that the disclosure in this section constitutes the opinion of counsel, and name such counsel. Refer to Section III.B of Staff Legal Bulletin No. 19.

Response: In response to this comment, the Company advises the Staff that we do not intend to file a short-form tax opinion at this time, and subsequently have removed the reference to us doing so.

HWH Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 169

5.	We have reviewed your response to comment 6 and reissue the comment in part. Please provide a robust discussion of the known events and trends in gross profit margins for the membership business compared to the food and beverage business considering the halt in membership revenues and the potential launch of a new membership program in the upcoming quarter. Refer to Item 303(a) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that we have added additional disclosure on page 169, which discusses the improvements of gross profit margins following the suspension of membership sales due to the Company’s focus on expanding its food and beverage (F&B) operations.

HWH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 170

6.	We reissue comment 11 from our letter dated February 28, 2023. Please further revise to state the source of the “proceeds we raise as part of the Business Combination,” as well as the likely range in the amount of such proceeds.

Response: In response to this comment, the Company advises the Staff that the “proceeds” refers to any cash left in the Trust Account after redemption. After giving its stockholders the right to request redemption in connection with the recent amendment to the Company’s Certificate of Incorporation pursuant to its Special Meeting of Stockholders, an aggregate of $20,564,257.90 remains in the Trust Account. These funds, if not subsequently redeemed, will be available to fund the Company’s operations. In the event that following the subsequent redemption, to be afforded in connection with the approval of the actual business combination question, there is not sufficient working capital the Company intends to explore its opportunity to obtain equity financing or debt financing. The Company has not entered into any agreements with respect to such financing.

General

7.	We note your disclosure on page 107 that you “have been in discussions with EF Hutton on the prospect of additional financing. Once [you] get closer to the date of approval of the Business Combination, [you] and EF Hutton will enter into negotiations with potential investors.” Please revise your disclosure to clarify the likelihood that such financing, i.e., the PIPE financing, is secured and the anticipated timing. Include a summary of the material terms of such financing, to the extent known. To the extent you believe such financing is not probable, please tell us why you believe it is appropriate to continue presenting the disclosure throughout the registration statement as if the PIPE will occur, such as in the ownership disclosure both before and after the Business Combination and your disclosure in Management’s Discussion and Analysis.

Response: In response to this comment, the Company advises the Staff that similar to our response comment #1 above, the Company has decided to remove the disclosure of the PIPE financing throughout the S-4, as the Company does not currently have plans to effectuate a PIPE at this time. As such, the discussion in connection with a PIPE financing has been removed throughout and ownership and other pro forma calculations no longer take such PIPE into account.

8.	We note your response to comment 12. Please tell us how you have complied with Rule 13e-3(g)(2)(ii) and (iii) when the common stock of the company currently is not registered under the Exchange Act or listed on an exchange.

Response: In response to this comment, the Company advises the Staff that per a telephone conversation between the Staff and Company counsel on May 19, 2023, no further responses are required for this comment, and the Staff has deemed this comment resolved.

Please do not hesitate to contact our counsel Darrin Ocasio at (212) 930-9700 with any questions or comments regarding this correspondence. Thank you.

Sincerely,

Sichenzia Ross Ference LLP

By:	/s/ Darrin Ocasio
Darrin Ocasio
Partner